                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

(AMENDMENT NO. 1)1        The information required on the remainder of this
cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).


                            THE PLAYERS NETWORK, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  72811P-10-2
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Stephen Grogan
                         Grogan Financial Services, Inc.
                         2620 S. Maryland Parkway, #359
                             Las Vegas, Nevada 89109
                            TEL. NO. (702) 737-7005
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               NOVEMBER 18, 2000
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: G

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------
      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)



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CUSIP NO.  001813 10 4                 13D              PAGE 2 OF 7 PAGES
           -----------                                      ---  ---


--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ACTION GAMING, INC.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2
--------------------------------------------------------------------------------
            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            WC
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            NEVADA
--------------------------------------------------------------------------------

                                         SOLE VOTING POWER
                                  7
                                         2,375,091
                                  ----------------------------------------------
          NUMBER OF
           SHARES                        SHARED VOTING POWER
        BENEFICIALLY              8
          OWNED BY                       0
            EACH                  ----------------------------------------------
          REPORTING
           PERSON                        SOLE DISPOSITIVE POWER
            WITH                  9
                                         2,375,091
                                  ----------------------------------------------

                                         SHARED DISPOSITIVE POWER
                                  10
                                         0
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,375,091
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.80%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  001813 10 4                 13D              PAGE 3 OF 7 PAGES
           -----------                                      ---  ---

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            ERNEST W. MOODY
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2
--------------------------------------------------------------------------------
            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          NUMBER OF                      2,375,091
           SHARES                 ----------------------------------------------
        BENEFICIALLY                     SHARED VOTING POWER
          OWNED BY                8
            EACH                         0
          REPORTING               ----------------------------------------------
           PERSON                        SOLE DISPOSITIVE POWER
            WITH                  9
                                         2,375,091
                                  ----------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         0
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,375,091
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.80%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  001813 10 4                 13D              PAGE 4 OF 7 PAGES
           -----------                                      ---  ---

         The reporting persons (the "Reporting Persons") listed on the cover pages to this Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1.  SECURITY AND ISSUER

         Item 1 of the Original Schedule 13D is hereby amended in its entirety as follows:

         This Statement relates to the common stock, $.001 par value per share (the "Common Stock"), of The Players Network, a Nevada corporation (the "Issuer"). The Issuer's principal executive office is located at 4640 Polaris Avenue Las Vegas, Nevada 89103.

         This Statement is an amendment to Schedule 13D filed by Action Gaming, Inc. and Ernest W. Moody dated October 18, 2000 (the "Original Schedule 13D"). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. Capitalized terms used herein and not defined have the meanings ascribed to them in the Original Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Original Schedule 13D is hereby amended in its entirety as follows:

         Ernest W. Moody is the principal shareholder, President and Chief Executive Officer of Action Gaming, Inc., a Nevada corporation, a developer and designer of electronic gaming devices for the casino industry.

         The names, address and principal occupations of each executive officer and director of Action Gaming, Inc., all of whom are United States citizens, are as follows:

-------------------------- -------------------------- ------------------------------------ -----------------------------------
NAME                       TITLE                      BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
-------------------------- -------------------------- ------------------------------------ -----------------------------------
Ernest W. Moody            President, Secretary,      2116 Redbird Drive                   President and CEO of Action
                           Treasurer and Director     Las Vegas, Nevada 89134              Gaming, Inc.
-------------------------- -------------------------- ------------------------------------ -----------------------------------


         None of Mr. Moody, Action Gaming, Inc., or to the knowledge of the Reporting Persons, or any other person named in this Item 2 has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Original Schedule 13D is hereby amended in its entirety as follows:

         The shares of Common Stock were acquired by Action Gaming, Inc. in a private transaction utilizing its internal working capital sources.

         Effective November 18, 2000, Action Gaming, Inc. exercised an option to acquire an additional 390,016 shares of the Issuer's Common Stock for $.5128 per share (the "Exercise"). Upon the Exercise, a Shareholder Agreement between Action Gaming, Inc. and certain principal shareholders of the Issuer (collectively representing a majority of the Issuer's Common Stock) became effective (the "Shareholder Agreement"). This Statement is being filed to reflect the Exercise and the Shareholder Agreement.

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CUSIP NO.  001813 10 4                 13D              PAGE 5 OF 7 PAGES
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ITEM 4.  PURPOSE OF THE TRANSACTION

         Item 4 of the Original Schedule 13D is hereby amended in its entirety as follows:

         The Reporting Persons acquired the Common Stock primarily for investment purposes and intend to hold the Common Stock for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Reporting Persons may, subject to any restrictions contained in the Securities Act of 1933 (the "Securities Act"), at any time and from time to time acquire additional shares of Common Stock or securities convertible, exchangeable, or exercisable for Common Stock in public or private transactions; dispose of shares of Common Stock or other securities in public or private transactions; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of their positions in the Common Stock or other securities. Any such transactions may be effected at any time from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

(a) and (b) As of November 18, 2000, Action Gaming, Inc. and Ernest Moody (by virtue solely of his equity ownership of Action Gaming, Inc.) may be deemed to beneficially own 2,375,091 shares of Common Stock representing approximately 21.80% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 10,895,572 shares of Common Stock believed to be issued and outstanding as of November 18, 2000, giving effect to issuance of approximately 1,851,742 shares of Common Stock underlying options currently exercisable by Action Gaming, Inc. ). Action Gaming, Inc. and Mr. Moody have the sole power to vote and the sole power to dispose of the 2,375,091 shares of Common Stock which they may be deemed to beneficially own.

         As of November 18, 2000 (giving effect to the Exercise) Action Gaming, Inc. owned 523,349 shares of Common Stock, and options to acquire approximately an additional 1,851,742 shares of Common Stock at prices ranging from $1.00 to $1.50 (subject to certain market adjustments ranging from 70% to 75% of the Market Price of the Company's Common Stock), currently exercisable, and expiring on dates ranging from eight (8) months to 18 months from the Acquisition Date.

         Because Mr. Moody is the is an officer, director and principal shareholder of Action Gaming, Inc., he may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to be the beneficial owner of the 2,375,091 shares of Common Stock beneficially owned by Action Gaming, Inc. described above. Mr. Moody disclaims beneficial ownership of any of the 2,375,091 shares of Common Stock.

(c) There have been no other transactions in any securities of the Issuer affected by Action Gaming, Inc. or Mr. Moody or during the past 60 days.

(d)      Not Applicable.

(e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Original Schedule 13D is hereby amended in its entirety as follows:

         Concurrent with the Exercise, the Shareholder Agreement became effective. Pursuant to the Shareholder Agreement, among other things, Action Gaming, Inc. has the right to designate one (1) board member, and for a period of one (1) year has the right to approve certain purchases and sales of stock by the Company, and in certain circumstances, following the exercise of additional options to purchase additional Common Stock, the Issuer must obtain the approval of Action Gaming, Inc. before engaging in certain extraordinary corporate actions, including acquisitions, mergers, asset sales, and certain securities offerings.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

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CUSIP NO.  001813 10 4                 13D              PAGE 6 OF 7 PAGES
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Exhibit 1.        Joint Filing Agreement

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2000


                                        /s/ ERNEST W. MOODY
                                        ---------------------------------------
                                        ERNEST W. MOODY

CUSIP NO.  001813 10 4                 13D              PAGE 7 OF 7 PAGES
           -----------                                      ---  ---

                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2000

                                       ACTION GAMING, INC., a Nevada corporation


                                       By: /s/ERNEST W. MOODY
                                           -------------------------
                                           ERNEST W. MOODY
                                           President